Exhibit 99.1

[Translation]

FRONTEO Issues Notice Regarding Grant of Stock Options

FRONTEO, Inc. (Nasdaq:FTEO) (TSE:2158) ("FRONTEO" or "the Company"), a leading provider of international litigation support and big-data analysis services, announced today that its Board of Directors held a meeting on February 4,  2019 and resolved the allotment of subscription rights to shares  (the “Share Options”), in accordance with “Issuance of Subscription Rights to Shares as Stock Options” resolved at its  15th Ordinary General Meeting of Shareholders held on June 30, 2018. The details are as follows:

5
1. Allotment date of the Share Options	February 5, 2019

2. Number of the Share Options to be issued	1,700 (the number of shares per one (1) Share Option is 100)

3. Issue price of the Share Options	No consideration shall be paid.

4. Class and number of shares covered by the Share Options	170,000 common shares of the Company

5. Amount payable in exercising the Share Options[1]	JPY 793 per one (1) share

6. Amount that is transferred into paid-in capital from the issue price of shares, in case of issuance of shares upon exercise of the Share Options	JPY 397 per one (1) share

7. Period during which the Share Options can be exercised	Februrary, 2022 – February, 2025

8. Persons entitled to the allotment of the Share Options and number of allotment

(1) Four (4) Directors of the Company	500
(2) One (1) Director of the Company's subsidiaries	50
(3) Three (3) Corporate Officers (Shikko Yakuin) of the Company	150
(4) Sixty four (64) employees of the Company	730
(5) Forty four (44) employees of the Company’s subsidiaries	270

Additional Notes:
(1) Date of the Board of Directors’ resolution to submit a proposal for approval at the Ordinary General Meeting of Shareholders	May 31, 2018
(2) Date of resolution at the Ordinary General Meeting of Shareholders	June 30, 2018

1The amount payable in exercising the Share Options is the estimated amount calculated based on the closing price of the Company's shares on the Tokyo Stock Exchange on February 4, 2019.

[Attachment]

FRONTEO Announces Notice Concerning FRONTEO’s Grant of Stock Options (Subscription Rights to Shares)

FRONTEO, Inc. (the “Company”) today announced as follows that its Board of Directors held on May 31, 2018 resolved to propose “Issuance of Subscription Rights to Shares as Stock Options” for resolution at the 15th Ordinary General Meeting of Shareholders to be held on June 30, 2018.

This is the proposal to approve delegating, in accordance with Articles 236, 238 and 239 of the Companies Act of Japan, the determination of the subscription requirements of subscription rights to shares to be issued as stock options to directors, corporate officers (Shikko Yakuin), and employees of the Company, directors and employees of the Company’s subsidiaries.

In addition, since the gratis issuance of subscription rights to shares to directors of the Company falls under their remunerations, etc. that are not monetary, and the amount of which is not fixed, it is also a proposal to approve the specific method for calculating the amount and their specific contents.

As for the amount of remunerations for directors of the Company, the 9th Ordinary General Meeting of Shareholders held on June 22, 2012 approved that directors’ annual remuneration amount shall not exceed JPY 350,000,000 (excluding salaries received as employees), however, this proposal recommends approval for a separate category of remunerations for directors.

1. Reasons for issuance of subscription rights to shares with particularly favorable conditions:

The purpose is to further elevate the right holders’ motivation or morale to contribute to the Company’s performance on a consolidated basis, and further promote business aiming to increase stock value as well as acquire excellent human resources from a global perspective .

2. Details of issuance of subscription rights to shares (the “Share Options”)

(1) Persons entitled to the allotment of the Share Options:

Directors, corporate officers (Shikko Yakuin), employees of the Company, and directors and employees of the Company’s subsidiaries

(2) Class and number of shares covered by the Share Options:

Up to 200,000 class A common shares of the Company.

Out of that number, up to 100,000 class A common shares will be allocated to directors of the Company (including 30,000 for outside directors).

In case of adjustment set forth below, the above number shall be revised to the number of granted shares after adjustment multiplied by the total number of Share Options.

The number of shares covered by one Share Option (the “Number of Granted Shares”) shall be ten class A common shares. In the event of a stock split (including a gratis allotment of common stock and this being applicable hereinafter, as well) or a reverse split by the Company after the day when the Share Options are allotted (the “Date of Allotment”), the following formula shall be used to adjust the Number of Granted Shares covered by the Share Options that have not been exercised at the time of adjustment.  Fractional shares resulting from adjustment shall be discarded.

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment × ratio of split or reverse split Any adjustment of the Number of Granted Shares which may be required in other situations shall be made to a reasonable extent.

(3)      Total number of Share Options:

Total number of Share Options shall not exceed 2,000.

Out of that number, up to 1,000 Share Options will be allocated to directors of the Company (including 300 for outside directors).

(4)      Amount payable in exchange of the Share Options:

No payment is required in exchange of the Share Options

(5)      Manner of calculating the value of assets contributed in exercising the Share Options:

Value of assets contributed in exercising one Share Option shall be obtained by multiplying the amount paid per share for the shares delivered upon exercise of the Share Option (the “Exercise Price”) by the Number of Granted Shares.

The Exercise Price shall be as follows:

The Exercise Price is the amount obtained by multiplying 1.05 by the average of the closing prices of the Company’s common share on the Tokyo Stock Exchange on all trading days (excluding days where no trades were made) of the month preceding the month in which the Date of Allotment falls, and fractional yen resulting from said calculation shall be rounded up to the nearest yen; provided, however, that if that amount is less than the closing price of the Company’s common share on the Tokyo Stock Exchange on the Date of Allotment (or on the most recent day a trade was made if no trade was made on the Date of Allotment), then said closing price shall be the Exercise Price.  If any of the following events occurs on or after the Date of Allotment, the Exercise Price shall be adjusted as follows:

(i)    For the share split or reverse split by the Company, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
ratio of share split or reverse split

(ii)   If the Company issues new shares at a price below the market price or dispose of the treasury stock, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	number of issued shares	+	number of newly issued shares × amount paid per share
market price
number of issued shares + number of newly issued shares

In the above formula, the “number of issued shares” means the total number of shares issued by the Company less the number of treasury stock in the possession of the Company. In case of the disposition of treasury stock, the “number of newly issued shares” shall read “number of treasury stock disposed of.”

(iii)   In case of merger or company split of the Company or other inevitable situations which require the adjustment of the Exercise Price, the adjustment shall be made to a reasonable extent taking into account the conditions of merger or company split, etc.

(6)      Period during which the Share Options can be exercised:

Three (3) years from the date on which three (3) years have elapsed from the date following the Date of Allotment.

(7)      Conditions to exercise the Share Options:

(i)    A person to whom the Share Options are allotted (hereinafter referred to as the “Share Option Holder”) may exercise the Share Options only when both of the following conditions (A) and (B) are satisfied:
(A) the Share Option Holder has been either a board director (including an “Officer” in US), corporate officer or employee (including a fixed-term employee rehired under the Company’s rehiring rules) of the Company or its subsidiary for three straight years or more at the time of exercising the option; and
(B) the Share Option Holder must be either a board director (including an “Officer” in US), corporate officer or employee (including a fixed-term employee rehired under the Company’s rehiring rules) of the Company or its subsidiary at the time of exercising the option.
Notwithstanding the condition (B) above, when the condition (A) is satisfied, the Share Option Holder may exercise the Share Options during the period provided in Article 1. (5) above and limited to within ninety (90) days from the date of loss of such status as described in (B) above, only in the case that the Share Option Holder resigned due to expiry of term of office, retired by age limit or if otherwise justified by the resolution of the board of directors.

(ii)   Share Options shall not be inherited.

(iii)   Share Options shall not be partially exercised.

(iv)   All other conditions shall be as set forth in the “Agreement for Share Options Allotment” to be entered into between the Company and the Share Option Holder pursuant to the relevant resolution of the board meeting.

(8)  Reason and conditions for acquisition of the Share Options:

In the event that a proposal to approve a merger agreement where the Company is to be extinguished is approved at the shareholders’ meeting of the Company or that a proposal to approve a stock swap agreement where the Company is to be wholly owned or a proposal to approve a stock transfer plan is approved at the shareholders’ meeting of the Company (or, if a resolution of the shareholders’ meeting is not required, is resolved by the board meeting of the Company), the Company may acquire the Share Options at free on the day separately designated by the board of directors.

(9)  Restrictions on acquisition of the Share Options by assignment:

Acquisition of the Share Options by assignment shall require an approval of the board of directors of the Company.

(10)  Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options:

(i)    Amount of capital increase when the shares are issued upon exercise of the Share Options shall be one half of the maximum capital increase calculated in accordance with paragraph 1, Article 17 of the Ordinance on Company Accounting and fractional yen resulting from the calculation shall be rounded up to the nearest yen.

(ii)   Amount of capital reserve increase when the shares are issued upon exercise of the Share Options shall be the maximum capital increase referred to in the item (i) above less the amount of capital increase obtained under the item (i) above.

(11)   Handling of the Share Options in case of corporate reorganization

In the event of a merger (limited to the cases where the Company is to be extinguished), absorption-type company split or incorporation-type company split (limited to the cases where the Company is to be split), or stock swap or stock transfer (limited to the cases where the Company is to be a wholly-owned subsidiary) (collectively, the “Corporate Reorganization”), the Company shall deliver the share options of a stock company prescribed in Article 236.1.8 (a) to (e) of the Companies Act of Japan (the “Reorganized Company”) to the Share Option Holder who has the Share Options remaining (the “Remaining Share Options”) immediately prior to the day when the Corporate Reorganization comes into effect (that is, for a merger, the day when the merger comes into effect; for a consolidation, the day when a stock company is incorporated through consolidation; for an absorption-type company split, the day when the absorption-type company split comes into effect; for an incorporation-type company split, a stock company is incorporated from the incorporation-type company split; for a stock swap, the day when the stock swap comes into effect; and for a stock transfer, the day when a wholly owning parent company incorporated through stock transfer, and these being applicable hereinafter, as well). In this case, the Remaining Share Options shall be extinguished and the Reorganized Company shall newly issue the share options, provided that the merger agreement, consolidation agreement, absorption-type company split agreement, incorporation-type company split plan, stock swap agreement or stock transfer plan shall contain the statement that the Reorganized Company will deliver the share options in accordance with the following provisions.

(i)    Number of Share Options of the Reorganized Company to be delivered:
The same number as the Remaining Share Options in the possession of the Share Option Holder shall be delivered.

(ii)   Type of stock of the Reorganized Company covered by the share options:
Common shares of the Reorganized Company

(iii)  Number of shares of the Reorganized Company covered by the share options:
To be determined in accordance with the above “(2) Class and number of shares covered by the Share Options” taking into account the conditions for Corporate Reorganization.

(iv)  Manner of calculation of the value of assets contributed to exercise the share options:
Value of assets contributed in exercising one (1) Share Option to be delivered shall be obtained by multiplying the Exercise Price after adjustment prescribed in the item (5) (iii) above by the number of shares of the Reorganized Company covered by such Share Option as determined under the item (iii) above.

(v)   Period during which the share options can be exercised:
From the day when the above “(6) Period during which the Share Options can be exercised” commences or the day when the Corporate Reorganization comes into effect, whichever is the later, to the day when the above “(6) Period during which the Share Options can be exercised” expires

(vi)  Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the share options:
To be determined in accordance with the above “(10) Conditions for the capital and capital reserve increase by issuance of shares upon exercise of the Share Options”

(vii) Restriction on acquisition of the share options by assignment:
Acquisition of the share options by assignment shall require an approval of the board of directors of the Reorganized Company.

(viii) Reason and conditions for acquisition of the share options:
To be determined in accordance with the above “(8) Reason and conditions for acquisition of the Share Options.”

(12)  Fractional shares delivered upon exercise of the Share Options

Fractional shares delivered upon exercise of the Share Options shall be discarded.

3.  The specific method for calculating the amount of remunerations, etc. for directors

The amount for remunerations, etc. for directors of the Company with respect to the Share Options shall be determined by multiplying the fair value of one (1) Share Option, calculated on the Date of Allotment, by the total number of the Share Options allotted to directors incumbent on the Date of Allotment (up to 1,000 for directors (including 300 for outside directors). The fair value of one (1) Share Option shall be calculated using the Black-Scholes model based on all conditions on the Date of Allotment including stock price of the Company and the Exercise Price, etc.

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

About FRONTEO, Inc.

FRONTEO, Inc. (Nasdaq:FRONTEO) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. FRONTEO’s KIBIT technology is driven by FRONTEO AI based on knowledge acquired through its litigation support services. The KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. FRONTEO continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. FRONTEO was founded in 2003 as a provider of eDiscovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation.  FRONTEO provides eDiscovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about FRONTEO, contact usinfo@FRONTEO.com or visit http://www.fronteo.com/global/

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that FRONTEO expects to manage this year and the potential uses for FRONTEO’s new service in intellectual property-related litigation, contain forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of,  FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

All information provided in this press release and in the attachments is as of the date of this press release, and FRONTEO undertakes no duty to update such information, except as required under applicable law.

CONTACT: Chief Executive Officer and Chairman of the Board

Masahiro Morimoto

Address any inquiries to

Chief Financial Officer

Tomohiro Uesugi